Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

March 6, 2013

Via EDGAR and Federal Express

Suying Li
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ironwood Gold Corp.
Item 4.02 Form 8-K
Filed January 22, 2013
File No. 000-53267

Dear Ms. Li:

     On behalf of Ironwood Gold Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comment in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated February 28, 2013 relating to the Company’s Current Report on Form 8-K filed on January 22, 2013. The response below has been numbered to correspond with the comment in your February 28, 2013 letter.

Form 8-K filed January 22, 2013

1.

We note your plan to restate your interim financial statements for the fiscal quarters ended February 29, 2012 and May 31, 2012 in conjunction with your quarterly reports to be filed in 2013. In order to provide the investors with an understanding of the impact to your financial statements of the correction of errors on a timely basis, please amend the Form 8-K to provide the effect of the correction on each financial statement line item and any per-share amounts affected for the quarters ended February 29, 2012 and May 31, 2012.

Company Response to Comment 1:

The Company respectfully informs the Staff that it has filed amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended February 29, 2012 and May 31, 2012 containing the necessary restated financial information. Please see Note 14 to the financial statements in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended February 29, 2012 filed on March 4, 2013 and Note 13 to the financial statements in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended May 31, 2012 filed on March 4, 2013, regarding the correction of certain errors and the impact on the Company’s financial statements.

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM
1201 K Street, Suite 1100 • Sacramento, California 95814 • Tel 916.442.1111 • Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
March 6, 2013

_____________________

***

     We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated February 28, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

     Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
March 6, 2013

_____________________

ACKNOWLEDGEMENT

In connection with Ironwood Gold Corp.’s (the “Company”) letter dated March 6, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ironwood Gold Corp.

/s/ Behzad Shayanfar
_____________________________
Behzad Shayanfar, Chief Executive Officer

GREENBERG TRAURIG, LLP